Dreyfus Founders Funds

SUPPLEMENT DATED SEPTEMBER 26, 2007
TO DREYFUS FOUNDERS FUNDS, INC.
CLASS F PROSPECTUS DATED MAY 1, 2007
(as previously supplemented)

Dreyfus Founders International Equity Fund

The following modifies the information on page 13 of the Prospectus under the heading "Fund Summaries – Dreyfus Founders International Equity Fund – Fees and Expenses":

Subject to the following paragraph, for the period of September 14, 2007 through September 13, 2008, Founders Asset Management LLC, the Fund's investment adviser, has agreed to waive an additional 25% of its management fee for the Dreyfus Founders International Equity Fund. Founders previously had agreed to permanently waive the portion of its management fee that exceeds 0.75% of the International Equity Fund's average daily net assets. As a result of this additional waiver, the International Equity Fund's management fee during this period is expected to be approximately 0.56% of the Fund's average daily net assets. This additional waiver will end on September 14, 2008, and on that date the 0.75% management fee will again be in effect. This waiver will not change Founders' agreement to permanently limit the International Equity Fund's Class F Total Annual Fund Operating Expenses as described in the Prospectus. As a result, the Fund's Total Annual Fund Operating Expenses may not be reduced by the full amount of the additional management fee waiver.

As previously announced, at a meeting of the Board of Directors of Dreyfus Founders Funds, Inc. (the "Company") held on August 15, 2007, the Board approved, subject to shareholder approval, an Agreement and Plan of Reorganization (the "Plan") between the Company, on behalf of the International Equity Fund, and Dreyfus Premier Stock Funds, on behalf of Dreyfus Premier International Equity Fund (the "Dreyfus Fund"). The Plan provides for the transfer of the International Equity Fund's assets to the Dreyfus Fund in a tax-free exchange for shares of the Dreyfus Fund and the assumption by the Dreyfus Fund of the International Equity Fund's stated liabilities, the distribution of shares of the Dreyfus Fund to International Equity Fund shareholders and the subsequent termination of the International Equity Fund (the "Reorganization"). If the Plan is approved by International Equity Fund shareholders, and the Reorganization is successfully completed, Founders' fee waivers and expense limitation would terminate upon the completion of the Reorganization.

Dreyfus Founders Passport Fund

The following modifies the information on page 17 of the Prospectus under the heading "Fund Summaries – Dreyfus Founders Passport Fund – Fees and Expenses":

For the period of September 14, 2007 through September 13, 2008, Founders Asset Management LLC, the Fund's investment adviser, has agreed to waive 25% of its management fee for the

Dreyfus Founders Passport Fund. This waiver will end on September 14, 2008, and on that date the Passport Fund's contractual advisory fee will again be in effect.

Dreyfus Founders Worldwide Growth Fund

The following modifies the information on page 19 of the Prospectus under the heading "Fund Summaries – Dreyfus Founders Worldwide Growth Fund – Fees and Expenses":

For the period of September 14, 2007 through September 13, 2008, Founders Asset Management LLC, the Fund's investment adviser, has agreed to waive 12.5% of its management fee for the Dreyfus Founders Worldwide Growth Fund. This waiver will end on September 14, 2008, and on that date the Worldwide Growth Fund's contractual advisory fee will again be in effect.

DREYFUS FOUNDERS INTERNATIONAL EQUITY FUND
CLASS A, B, C, I AND T PROSPECTUS

Supplement to Prospectus
Dated May 1, 2007
(as previously supplemented)

The following modifies the information on page 3 of the Prospectus under the heading "The Fund - Expenses":

Subject to the following paragraph, for the period of September 14, 2007 through September 13, 2008, Founders Asset Management LLC, the fund's investment adviser, has agreed to waive an additional 25% of its management fee for the fund. Founders previously had agreed to permanently waive the portion of its management fee that exceeds 0.75% of the fund's average daily net assets. As a result of this additional waiver, the fund's management fee during this period is expected to be approximately 0.56% of the fund's average daily net assets. This additional waiver will end on September 14, 2008, and on that date the 0.75% management fee will again be in effect. This waiver will not change Founders' agreement to permanently limit the fund's total annual fund operating expenses as described in the Prospectus. As a result, the fund's total annual fund operating expenses may not be reduced by the full amount of the additional management fee waiver.

As previously announced, at a meeting of the Board of Directors of Dreyfus Founders Funds, Inc. (the "Company") held on August 15, 2007, the Board approved, subject to shareholder approval, an Agreement and Plan of Reorganization (the "Plan") between the Company, on behalf of the fund, and Dreyfus Premier Stock Funds, on behalf of Dreyfus Premier International Equity Fund (the "Dreyfus Fund"). The Plan provides for the transfer of the fund's assets to the Dreyfus Fund in a tax-free exchange for shares of the Dreyfus Fund and the assumption by the Dreyfus Fund of the fund's stated liabilities, the distribution of shares of the Dreyfus Fund to fund shareholders and the subsequent termination of the fund (the "Reorganization"). If the Plan is approved by fund shareholders, and the Reorganization is successfully completed, Founders' fee waivers and expense limitation would terminate upon the completion of the Reorganization.

September 26, 2007

**DREYFUS FOUNDERS PASSPORT FUND
CLASS A, B, C, I AND T PROSPECTUS**

**Supplement to Prospectus
Dated May 1, 2007
(as previously supplemented)**

The following modifies the information on page 5 of the Prospectus under the heading "The Fund - Expenses":

For the period of September 14, 2007 through September 13, 2008, Founders Asset Management LLC, the fund's investment adviser, has agreed to waive 25% of its management fee for the fund. This waiver will end on September 14, 2008, and on that date the fund's contractual advisory fee will again be in effect.

**DREYFUS FOUNDERS WORLDWIDE GROWTH FUND
CLASS A, B, C, I AND T PROSPECTUS**

**Supplement to Prospectus
Dated May 1, 2007
(as previously supplemented)**

The following modifies the information on page 3 of the Prospectus under the heading "The Fund - Expenses":

For the period of September 14, 2007 through September 13, 2008, Founders Asset Management LLC, the fund's investment adviser, has agreed to waive 12.5% of its management fee for the fund. This waiver will end on September 14, 2008, and on that date the fund's contractual advisory fee will again be in effect.